DALE MATHESON
CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:

Vancouver	Robert J. Burkart, Inc.	James F. Carr-Hilton Ltd.	Kenneth P. Chong Inc.
	Alvin F. Dale Ltd.	Barry S. Hartley, Inc.	Reginald J. LaBonte Ltd.
	Robert J. Matheson, Inc.	Rakesh I. Patel Inc.	F.M. Yada FCA Inc.
South Surrey	Michael K. Braun Inc.	Peter J. Donaldson, Inc.	
Port Coquitlam	Wilfred A. Jacobson Inc.	G.D. Lee Inc.	Fraser G. Ross, Ltd.
	Brian A. Shaw Inc.		

August 6, 2009

British Columbia Securities Commission
PO Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re: Linux Gold Corp.
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated 6 August 2009, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
"DMCL" CHARTERED ACCOUNTANTS
Per: Barry S. Hartley, CA
Incorporated Professional: Barry S. Hartley, Inc.
Partner

cc: TSX Venture Exchange